[Letterhead of Sutherland Asbill &Brennan LLP]

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

July 23, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust
Amendment No. 4 to Registration Statement on Form S-1
Filed May 25, 2010
Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), we are providing the Registrant’s responses to your oral comments of July 22, 2010 to the Registration Statement on Form S-1 filed by the Registrant.  Each of your comments is set forth below, followed by the Registrant’s response.

Who is the Sponsor?, page 30

1.
We note in your disclosure that one of the qualifications of Peter Robinson to serve as a director of the Sponsor is his experience at the Securities and Exchange Commission.  We further note that his biography does not contain a reference to his employment at the Securities and Exchange Commission.  Please revise your disclosure to provide additional details.

Response:  The Registrant has revised the prospectus to disclose that Peter Robinson served as Director of Public Affairs, Policy Evaluation and Research at the Securities and Exchange Commission from 1991 to 1993.

Karen J. Garnett, Esq.
July 23, 2010

Exhibits

2.
We have reviewed the draft legality opinion you provided to us supplementally.  We refer to the assumption on page 3, under the heading B(i).  It is not clear as to why counsel needs to assume that the Trust Agreement has been executed as of the date of the opinion.  Please have counsel remove this portion of its opinion.

Response:  Richards, Layton & Finger, Delaware counsel to the Registrant, has revised its legal opinion accordingly.

3.
Please remove the statement “Unitholders may be obligated to make certain payments provided for in Sections 5.7(f) and 7.2 of the Trust Agreement” as it appears to impact on the nonassessable nature of the units being registered.  Alternatively, please tell us why this statement does not impact the nonassessable nature of the units being registered.

Response:  Richards, Layton & Finger, Delaware counsel to the Registrant, has reviewed this section of its opinion and agreed to delete the reference to Section 7.2 of the Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) from its opinion.  However, for the reasons noted below, it believes that the reference to Section 5.7(f) of the Trust Agreement is necessary for purposes of its legal opinion and does not call into question whether the units are nonassessable.

A discussion of the assessability of the Units, including a reasonably detailed discussion of the circumstances that would oblige Unitholders to make additional payments, is set forth in the prospectus under the heading “The Trust Agreement.” This section includes disclosure related to Section 5.7(f) of the Trust Agreement, the section cited in the relevant paragraph of the opinion of Richards, Layton & Finger. As disclosed on page 94 of the prospectus, this provision requires that a shareholder indemnify the Registrant or United States Commodity Index Fund, the issuer of the Units (the “Fund”), as the case may be, for any harm suffered by the Registrant or the Fund as a result of such Unitholder’s actions unrelated to the business of the Registrant or the Fund.  Such indemnity provision is commonplace in statutory trusts and limited partnerships.

It is unclear as a matter of Delaware law whether the existence of this indemnification provision in the Trust Agreement causes the Units to be assessable securities by virtue of the theoretical possibility of a future payment by the holder to the issuer in respect of the securities. Unlike the Delaware General Corporation Law (“DGCL”) (see, for example, Section 152 thereof), the Delaware Statutory Trust Act does not address the question of the circumstances under which shares of beneficial interest in a statutory trust might be deemed to be nonassessable, nor are we aware of any reported Delaware cases addressing the concept of assessability of beneficial interests in a Delaware statutory trust. It is not a foregone conclusion that a Delaware court would look to Delaware corporate law in this area or even if it did that it would find such law dispositive. This uncertainty has led Richards, Layton & Finger to reference any future payments that might be required by Section 5.7(f) to be made to the Registrant or the Fund, as the case may be, by a Unitholder when giving the nonassessability opinion.

Karen J. Garnett, Esq.
July 23, 2010

However, this indemnification provision is fundamentally different and distinguishable from the issuance of “partly paid” securities “subject to call” within the meaning of Section 156 of the DGCL and comparable statutes in other jurisdictions. With respect to typical issuances of partly paid securities subject to call, under the basic principal of pro rata treatment of shareholders, any assessment, call or demand for payment of unpaid consideration for the shares must be made against all shares equally, simultaneously and on the same terms. The proceeds of the assessment then become available to the issuer for corporate purposes. By contrast, the indemnification provision set forth in Section 5.7(f) of the Trust Agreement is remediative in nature. It is intended to be exercised selectively against individual Unitholders who have caused losses to the Registrant or the Fund as a result of or in connection with the Unitiholder’s obligations or liabilities unrelated to the business of the Trust or any Fund. The proceeds of the “assessment” remedy the harm caused by the Unitholder subject to the “assessment” and do not provide the issuer with new capital for investment. It is in the nature of “damages” rather than capital formation activities.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain

Enclosure

cc:	Nicholas D. Gerber
W. Thomas Conner, Esq.